Exhibit 99.2

CNOOC LIMITED

Press release – For Immediate Release

Earnings Increased Significantly, Production Hit a Record High

(Hong Kong, August 19, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2021 interim results for the six months ended June 30, 2021.

In the first half of 2021, faced with the complicated situation, the Company further strengthened its business strategy, firmly advanced various production and operation tasks, and scaled new heights in reserves and production. The commencement of major projects inspired all employees. Thanks to such efforts, we achieved outstanding operating results. Net oil and gas production hit a record high and net profit achieved a significant increase, once again presenting satisfactory performance to shareholders.

Adhering to value-driven exploration strategy, the Company achieved encouraging results. In the first half of the year, 9 new discoveries were made and 14 oil and gas structures were successfully appraised, which further consolidated the Company’s resource base for sustainable development. In China, Kenli 10-2 structure was efficiently appraised with proved in-place volume of nearly 100 million tons of oil. High yield gas flow was obtained from the test in the Baodao 21-1 structure, which initially demonstrated its prospect of becoming a gas field with reserve of 100 billion cubic meters. In overseas, two discoveries of Uaru-2 and Longtail-3 in the Stabroek block of Guyana were made, and the aggregate recoverable resources exceeded over 9.0 billion BOE in total.

Six of the new projects planned for the year have safely commenced production, and other projects under construction progressed steadily. In addition, the Company implemented multiple measures to develop the potential of oil and gas producing fields, resulting in stable volume increase. In the first half of the year, net oil and gas production reached a record high of 278.1 million BOE, representing a year-over-year (“YoY”) increase of 7.9%. In particular, the net production in offshore and onshore China reached 192.8 million BOE, representing a YoY increase of 10.8%.

During the period, the Company’s first offshore large-sized independent deepwater gas field, Lingshui 17-2 has commenced production. The world's first 100,000-ton deepwater semi-submersible production and storage platform, China’s self-developed “Shenhai-1” energy station, serving the gas field, has been put into operation, breaking through a number of key core technologies and making a milestone of our capability in 1,500m deepwater exploration and development. It also helps further enhance the Company’s capability on increasing reserves and production, speeding up the process of low-carbon emission.

We insisted on improving quality, reducing cost and enhancing efficiency, firmly grasped the opportunity of oil price recovery, thereby achieving a significant increase in earnings, which further proved the excellent capability of our management. In the first half of this year, the oil and gas sales revenue reached RMB100.63 billion, up by 51.7% YoY, net profit amounted to RMB33.33 billion, and earnings per share was RMB0.75, representing a significant YoY increase of 221.0%. Despite the general trend of rising commodity prices and other adversities, we managed to consolidate cost competitiveness, with an all-in cost of US$28.98 per BOE and the operating cost of US$7.31 per BOE. The capital expenditure of the Company in the first half of the year was RMB36.0billion.

In light of the Company’s solid financial performance, and to share the fruits of the Company’s growth, the Board of Directors has decided to declare an interim dividend of HK$0.30 per share (tax inclusive) for the first half of 2021.

Mr. Wang Dongjin, Chairman of the Company, said, “In the first half of 2021, facing with a complicated external environment, the Company focused on its own development, solidly pushed forward with all major tasks, increased reserves and production. Our competitive cost advantage was further consolidated, net profit increased substantially, and once again delivered outstanding performance in production and operation. Looking forward, with concerted efforts and determination to forge ahead, we will strive to advance the high-quality development and achieve the annual production and operation goals, constantly improve the ability to create value, and reward shareholders with outstanding performance.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com

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